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APPROXIMATE LOCATION

Map data ©2021
Trouvaille Brewing Company

Brewery

Manassas Park, VA 20111
Coming Soon
Investment Opportunity
Data Room
Discussion
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THE PITCH
Trouvaille Brewing Company is seeking investment to to open a high end craft brewery in the city of Manassas, Virginia.
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.8× for the next $40,000 invested.
This is a preview. It will become public when you start accepting investment.
OUR STORY

The story of Trouvaille Brewing Company (pronounced /trōoˈvī/) is really the story of four different breweries; Congressional Brewing, 2327 Brewing, Happy Hound Brewing, and Alba Garage Brewing. These home breweries have served as the incubator for the passion for great beer; while we honed our recipes in garages, we saw a level of quality we believe will set us apart in a market that primed for more great beer. Our beer has won over 100 individual awards and garnered critical acclaim at both the regional and national level. We have perfected our craft, and are ready to bring our vision to the greater Manassas area.

Our ownership group brings a unique collection of skills to the Manassas brewing scene, including management, engineering, and most importantly, award-winning brewing experience.
We are a team of 5 experienced homebrewers with over 100 individual medals in competitions ranging from local to the national level. We have ample operations management experience, with an MBA and PMP certifications.
The craft beer industry is a close one, built on community. We will coordinate closely and have the support of local breweries, ensuring a welcoming environment for our new business.
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THE MARKET

We are focused on bringing high end craft beer to the greater Manassas area.

With a primary market of nearly 5,000 residential units and a median income of $92.5k, and a secondary and tertiary market that exceeds 170,000 residents and is expected to climb to over 180,000 by next year, this area is ready for another brewery.
According to the Brewers Association, the number of breweries in Virginia ranks as the 12th highest in the US, however those Virginia breweries rank 5th in growth up over 36% since 2015, with an economic impact to the Commonwealth of Virginia in the order of $1.866B. With a continually growing and more affluent population, a brewery in place at this location can expect to match that growth and also elevate the growth of other businesses that fall within its primary market.
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THE SPACE

We envision a high end customer experience, where the setting and ambiance is focused solely on our product.

We plan for a build out of 2500 3000 sq ft of interior space, with an additional 1000 sq ft of outdoor seating at the center of an upscale apartment/retail center.

We have worked with city administrators to secure approval for retail space, ensuring high visibility and foot traffic in our eventual location. Our focus will be on building a large, welcoming indoor space with high end finishes; something that is currently lacking in the area.

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THE SYSTEM

We will acquire a world class brewing system from Blichmann Engineering including, but not limited to:

5 BBL Blichmann Hybrid™ + Brewhouse
Four 5 BBL Unitank Fermentation Vessels used to ferment our wort and produce high quality craft beer
One 5 BBL Bright Tank, used to clear and carbonate our finished product and prepare for packaging
Oxygenation and Carbonation Kit
Condensate Lids for both the Hot Liquor Tank and Boil Kettle to resolve any steam and the need for external ventilation. This will capture all steam and allow us to reclaim the water to be used for cleanup.
1.33 HP Glycol Chilling Unit used for fermentation temperature control.

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THE TEAM
Cody Powell
General Manager/CFO

Cody is a 20 year veteran of the US Army/Army Reserve and US Federal Goverment, where he currently serves as a senior manager with the National Geospatial-Intelligence Agency. He has a strong background in operations management, as well as his Project Management Professional (PMP) certification, and has led successful operations from the age of 23. He holds an MBA from Norwich University (birthplace of the ROTC), and brings exceptional management skills to the team.

A homebrewer for almost a decade, Cody dreamed of owning a brewery for several years, and in 2016 attained his MBA in pursuit of this goal. He built his first business plan not long after, and has spent the intervening years working with fellow home brewers who share his passion to bring Trouvaille to life.

Stephen Boyajian
Head Brewer

Stephen is a Web and Graphic Designer by trade, having worked for large corporations and government agencies over the past 20+ years. He is currently in his 6th year as a Senior Web Developer for the Air Force Office of Scientific Research. Prior to this, Stephen occupied the role of Editor-in-Chief for a nationally published cigar magazine. He has 10+ years of team management experience and is a Certified ScrumMaster from ScrumAlliance.

Stephen has been a homebrewer for 6 years and in that time has made great strides in his process winning over 60 individual awards from local and national competitions, including 2 Best of Shows and 4 Brewer of the Year awards. In his spare time, he volunteers by coaching little league baseball and organizing events for his local cub scout pack.

Jacob Osman
Quality Control Manager

Jake is currently an opto-mechanical and product engineer for a subcontracting firm working under multiple US Government entities. Previously, he designed and manufactured high-speed camera systems for the food and beverage industries. He has a background in interdisciplinary physics and over a decade of experience in the mechanical engineering field. He also possesses a Master of Engineering in Sustainable Energy Systems.

Jake's fascination with craft beer started early in his college days. After putting it off for far too long, he got his first homebrew kit and made his debut beer, a simple pale ale, in 2016. From there the hobby quickly grew into a dedicated passion and a love for sharing a nice brew with friends and family. He has a deep appreciation for the brewing process and has accumulated over 25 local and regional awards as well as a recent Brewer of the Year recognition.

Ricky Elliott
Procurement Manager

Ricky L. Elliott Jr. grew up in Cincinnati, Ohio. After completing high school in 2000, he enlisted in the United States Navy. He was trained as a Hospital Corpsman and deployed five times with three combat deployments in Iraq and Afghanistan with the United States Marine Corps and United States Army. He left the military in 2013 and moved to the Northern Virginia to work for the United States Government.

Ricky's passion for brewing and drinking beer has grown over the last five years with the ultimate goal of owning and operating a brewery. He's looking forward to the altruistic nature of the brewing community and building a high quality brand with his fellow home brewers to make Trouvaille a house hold name.

Gregory Ramirez
Operations Manager

Greg has been a Honda master auto technician for over 15 years. Enthusiastic and dedicated to his craft, Greg added homebrewing to his repertoire, bringing an engineering mindset to the art of designing great beer. Always at work on perfecting the craft of brewing, he shared the dream of opening a brewery with his friends, with the motto "there is a beer for everyone". Greg's favorite beer styles are Stouts, IPAs and German lagers. In his spare time, he likes to run and road bike.

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Data Room

Intended Use of Funds

	Target Raise	Maximum Raise
Space Build-out	$20,000	
Operating Capital	$15,000	
Equipment	$2,600	
Mainvest Compensation	$2,400	
Total	$40,000	

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$322,597	$691,707	$737,590	$774,469	$813,192
Cost of Goods Sold	$62,889	$134,845	$143,789	$150,978	$158,526
Gross Profit	$259,708	$556,862	$593,801	$623,491	$654,666

EXPENSES

Utilities	$11,520	$11,808	$12,103	$12,405	$12,715
Rent	$0	$66,000	$66,000	$66,000	$66,000
Equipment Lease	$9,000	$9,225	$9,455	$9,691	$9,933
Taxes	$50,972	$105,133	$114,876	$122,098	$130,987
Repairs & Maintenance	$1,200	$1,230	$1,260	$1,291	$1,323
Insurance	$6,000	$6,150	$6,303	$6,460	$6,621
Operating Profit	$181,016	$357,316	$383,804	$405,546	$427,087

This information is provided by Trouvaille Brewing Company. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

Trouvaille Brewing Company v2.pdf

Investment Round Status

$40,000

TARGET

$100,000

MAXIMUM

This investment round closes on April 7, 2021. 0 people have invested so far.

Summary of Terms

Legal Business Name	Trouvaille Brewing Company
Investment Structure	Revenue Sharing Note
Early Investor Bonus	
Investment multiple for the first $40,000 invested	1.8×
Investment Multiple	1.6×
Business's Revenue Share	2%-5%
Minimum Investment Amount	$100
Repayment Schedule	Quarterly

Securitization None
Maturity Date January 1, 2027
Financial Condition
No operating history

Trouvaille Brewing Company was established in January, 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
Limited Operating History

Trouvaille Brewing Company is a newly established entity and has no history for prospective investors to consider.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Trouvaille Brewing Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Trouvaille Brewing Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Trouvaille Brewing Company nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Trouvaille Brewing Company will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Trouvaille Brewing Company is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Trouvaille Brewing Company will carry some insurance, Trouvaille Brewing Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Trouvaille Brewing Company could incur an uninsured loss that could damage its business.

Future Investors Might Have Superior Rights

If Trouvaille Brewing Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Trouvaille Brewing Company or management), which is responsible for monitoring Trouvaille Brewing Company's compliance with the law. Trouvaille Brewing Company will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Trouvaille Brewing Company is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Trouvaille Brewing Company fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Trouvaille Brewing Company, and the revenue of Trouvaille Brewing Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Trouvaille Brewing Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by Trouvaille Brewing Company. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

This is a preview. It will become public when you start accepting investment.

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